Exhibit 4.1

SECOND AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

THIS AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is entered into as of June 20, 2018, by and between BARRETT BUSINESS SERVICES, INC., a Maryland corporation (“Borrower”), and WELLS FARGO BANK, NATIONAL ASSOCIATION (“Bank”).

RECITALS

WHEREAS, Borrower is currently indebted to Bank pursuant to the terms and conditions of that certain Amended and Restated Credit Agreement between Borrower and Bank dated as of June 30, 2017, as amended from time to time (“Credit Agreement”).

WHEREAS, Bank and Borrower have agreed to certain changes in the terms and conditions set forth in the Credit Agreement and have agreed to amend the Credit Agreement to reflect said changes.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Credit Agreement shall be amended as follows:

1.           Section 1.3 is hereby amended and restated in its entirety to read as follows:

“SECTION 1.3.           CHUBB LETTER OF CREDIT.

(a)           Standby Letter of Credit. In addition to the Existing Line of Credit Letters of Credit, subject to the terms and conditions of this Agreement, Bank hereby agrees to issue or cause an affiliate to issue a standby letter of credit for the account of Borrower and for the benefit of ACE American Insurance Company (“ACE Insurance”) to finance the conversion of Borrower’s workers’ compensation insurance coverage methodology to one based on high deductible policies (the “Chubb Letter of Credit”) in the maximum principal amount of Sixty Three Million Seven Hundred Thousand Dollars ($63,700,000.00). The form and substance of the Chubb Letter of Credit shall be subject to approval by Bank, in its sole discretion. The Chubb Letter of Credit shall have an expiration date of July 1, 2019, or such other date agreed to by Bank in its sole discretion, with an automatic renewal clause as detailed in the Chubb Letter of Credit, and is subject to the additional terms of the Letter of Credit Agreement, application and any related documents required by Bank in connection with the issuance thereof.

(b)           Collateral Accounts. Borrower has established, and granted a security interest of first priority to Bank in, a blocked securities account numbered 3903114319 with DST Asset Manager Solutions, Inc., as intermediary on behalf of Wells Fargo Funds Trust, as issuer (the “BBSI Collateral Account”). AICE has established, and granted a security interest of first priority to Bank in, a blocked securities account numbered 3903114323 with DST Asset Manager Solutions, Inc., as intermediary on behalf of Wells Fargo Funds Trust, as issuer (the “AICE Collateral Account” and together with the BBSI Collateral Account, the “Wells Fargo Collateral Accounts”). Borrower shall deposit or cause to be deposited into the Wells Fargo Collateral Accounts, on a quarterly basis, commencing with the quarter ending December 31, 2018, and no later than 14 days following the deadline for each of Borrower’s submission of its 10-Q and 10-K filings to the SEC (as defined below), fifty percent (50%) of Borrower’s consolidated net income after tax less dividends, provided that, without regard to such net income threshold, in no event shall less than the aggregate sum of Sixteen Million Dollars ($16,000,000.00) be deposited into the Wells Fargo Collateral Accounts by each May 15, with respect to the prior fiscal year.

(c)           Repayment of Drafts. Each drawing paid under the Standby Letter of Credit shall be repaid by Borrower in accordance with the provisions of the Letter of Credit Agreement.”

2.           Section 1.4(e) is hereby amended and restated in its entirety to read as follows:

“(e)           Chubb Letter of Credit Fees. Borrower shall pay to Bank (i) fees upon the issuance of the Chubb Letter of Credit equal to two and one-half of one percent (2.50%) per annum (computed on the basis of a 360-day year, actual days elapsed) of the face amount thereof, (ii) fees upon the annual renewal of the Chubb Letter of Credit, payable quarterly in advance, equal to (A) two and one-half of one percent (2.50%) per annum (computed on the basis of a 360-day year, actual days elapsed) of the difference of (I) the face amount thereof and (II) ninety five percent (95%) of the aggregate value in the Wells Fargo Collateral Accounts as of the previous fiscal quarter end, plus (B) one and one-quarter of one percent (1.25%) per annum (computed on the basis of a 360-day year, actual days elapsed) of the balance of the face amount of the renewed Chubb Letter of Credit, and (iii) fees upon the payment or negotiation of each drawing under the Chubb Letter of Credit and fees upon the occurrence of any other activity with respect to the Chubb Letter of Credit (including without limitation, the transfer, amendment or cancellation of the Chubb Letter of Credit) determined in accordance with Bank’s standard fees and charges then in effect for such activity.”

3.           Section 1.6 is hereby amended and restated in its entirety to read as follows:

“SECTION 1.6.           COLLATERAL.

As security for all indebtedness and other obligations of Borrower to Bank, Borrower shall grant, and hereby confirms its prior grant, to Bank security interests of first priority in (i) all Borrower’s accounts receivable and other rights to payment, accounts (including without limitation the BBSI Collateral Account), general intangibles, inventory and equipment, (ii) all financial assets credited to the BBSI Collateral Account; (iii) all security entitlements with respect to the financial assets credited to the BBSI Collateral Account; (iv) any and all other investment property or assets maintained or recorded in the BBSI Collateral Account; and (v) all replacements or substitutions for, and proceeds of the sale or the disposition of, any of the foregoing, including , without limitation, cash proceeds. As used herein, the terms “security entitlement,” “financial asset” and “investment property” shall have the respective meanings set forth in the Oregon Uniform Commercial Code.

As security for all indebtedness and other obligations of Borrower to Bank under Term Loan 1, Borrower shall grant, and hereby confirms its prior grant, to Bank a lien of not less than first priority on that certain real property located at 8100 NE Parkway Drive, Vancouver, Washington 98662.

As security for all indebtedness and other obligations of Borrower to Bank under the Chubb Letter of Credit, Borrower shall cause AICE to grant to Bank security interests of first priority in (i) all AICE’s accounts receivable and other rights to payment, accounts (including without limitation the AICE Collateral Account), general intangibles, inventory and equipment, (ii) all financial assets credited to the AICE Collateral Account; (iii) all security entitlements with respect to the financial assets credited to the AICE Collateral Account; (iv) any and all other investment property or assets maintained or recorded in the AICE Collateral Account; and (v) all replacements or substitutions for, and proceeds of the sale or the disposition of, any of the foregoing, including , without limitation, cash proceeds.

All of the foregoing shall be evidenced by and subject to the terms of such security agreements, financing statements, deeds or mortgages, and other documents as Bank shall reasonably require, all in form and substance satisfactory to Bank. Borrower shall pay to and reimburse Bank immediately upon demand the full amount of all charges, costs and expenses (to include fees paid to third parties and all allocated costs of Bank personnel), expended or incurred by Bank in connection with any of the foregoing security, including without limitation, filing and recording fees and costs of appraisals, collateral exams, audits, inspections, and title insurance.”

4.           Section 4.3 is hereby amended and restated in its entirety to read as follows:

“SECTION 4.3.           FINANCIAL STATEMENTS AND OTHER ITEMS. Provide to Bank all of the following, in form and detail satisfactory to Bank:

(a)           not later than 120 days after and as of the end of each fiscal year, an audited consolidated financial statement of Borrower, prepared by a certified public accountant acceptable to Bank, to include balance sheet, income statement, and statement of cash flows and sources, which shall be accompanied by the unqualified opinion of such accountant addressed to Bank, together with a copy of any management letters issued in connection therewith;

(b)           not later than 180 days after and as of the end of each fiscal year, an audited financial statement for each of AICE and Ecole Insurance Company, an Arizona corporation wholly owned by Borrower (“Ecole”) (AICE and Ecole, each an “Affiliate” and collectively, the “Affiliates”), prepared by a certified public accountant acceptable to Bank, to include balance sheet, income statement and statement of cash flows and sources, which shall be accompanied by the unqualified opinion of such accountant addressed to Bank and in format consistent with previously provided statements;

(c)           promptly upon their becoming available, copies of (i) all financial statements, reports, notices and proxy statements made publicly available by Borrower to its security holders; (ii) all regular and periodic reports and all registration statements and prospectuses, if any, filed by Borrower with any securities exchange or with the U.S. Securities and Exchange Commission (“SEC”) or any governmental or private regulatory authority, including, but not limited to (A) not later than 95 calendar days after the end of each fiscal year, Borrower’s 10-K filing with the SEC (including all exhibits and certifications) for the fiscal year just ended, and (B) not later than 50 calendar days after the end of each fiscal quarter, Borrower’s 10-Q filing with the SEC (including all exhibits and certifications) for the fiscal quarter just ended; (iii) all press releases and other statements made available by Borrower to the public concerning material changes or developments in the business of Borrower; and (iv) any material communication from AICE to the Arizona Department of Insurance or received by AICE from the Arizona Department of Insurance;

(d)           contemporaneously with each annual and quarterly financial statement of Borrower required hereby, a certificate of the president or chief financial officer of Borrower certifying that such financial statements are accurate and complete, that Borrower is in compliance with all financial covenants in this Agreement (as evidenced by detailed calculations attached to such certificate), and that there exists no Event of Default nor any condition, act or event which with the giving of notice or the passage of time or both would constitute an Event of Default;

(e)           annually, but in all events not later than October 15 of each year, a true and correct copy of a Uniform Certificate of Authority Application-Certificate of Compliance issued by the State of Arizona Director of Insurance for each of the Affiliates indicating that, as of a date no earlier than thirty (30) days prior to the date each such certificate is delivered to Bank, each of the Affiliates is duly organized under the laws of the State of Arizona and authorized to transact the relevant insurance business of each of the Affiliates in the State of Arizona;

(f)           annually, but in all events not later than August 1 of each year, true and correct copies of all annual reports and related annual actuarial report(s) and actuarial opinion of AICE as filed with the Arizona Department of Insurance;

(g)           not later than 30 days after and as of the end of each fiscal quarter, true and correct copies of all third party actuarial reviews and reports of the workers’ compensation obligations of Borrower and the Affiliates, including such actuarial reviews and reports of Borrower and the Affiliates provided to any Office of Self-Insurance Plans, from an actuarial firm satisfactory to Bank in its discretion;

(h)           not later than 10 days after and as of the end of each month, an investment statement in form and substance reasonably satisfactory to Bank of AICE’s Non-Reinsurance Trust Account (the “Non-Reinsurance Trust Account”) required by that certain Non-Reinsurance Trust Agreement dated as of or about June 22, 2018, by and among AICE, ACE Insurance, and Wilmington Trust, N.A., as amended (the “Non-Reinsurance Trust Agreement”), which reflects, among other things, compliance with the Chubb Collateral and Payment Agreement (as defined below);

(i)           not later than 10 days after and as of the end of each fiscal quarter, a statement issued by the custodian or other authorized holder of the accounts reflecting the holdings and value of the assets of each of the Wells Fargo Collateral Accounts;

(j)           not later than each July 1, the Notice of Election (as defined in the Chubb Collateral and Payment Agreement) including the ACE American Insurance Company Installment Schedule for the ensuing policy year;

(k)           not later than each July 1, the addendum to the Chubb Collateral and Payment Agreement for the upcoming fiscal year (July 1 to June 30), which shall include the required funding for the Non-Reinsurance Trust Account; and

(l)           from time to time such other information as Bank may reasonably request, including without limitation, copies of rent rolls and other information with respect to any real property collateral required hereby.”

5.           Sections 4.9 through 4.14 are hereby amended and restated in their entirety to read as follows:

“SECTION 4.9.           FINANCIAL CONDITION. Maintain Borrower’s consolidated financial condition as follows using generally accepted accounting principles consistently applied and used consistently with prior practices (except to the extent modified by the definitions herein):

(a)       EBITDA not less than $30,000,000 as of the fiscal quarter ending June 30, 2018 and each fiscal quarter end thereafter, in each case determined on a rolling 4-quarter basis, with “EBITDA” defined as net profit before taxes plus interest expense (net of capitalized interest expense), depreciation expense and amortization expense.

(b)       Liquid Assets to Worker’s Compensation Claims & Safety Incentive Liabilities not less than 1.0 to 1.0 as of each fiscal quarter end, with (i) “Liquid Assets” defined as the sum of (A) restricted and unrestricted cash and cash equivalents, plus (B) restricted and unrestricted marketable securities acceptable to Bank in its sole discretion, and (ii) “Worker’s Compensation Claims & Safety Incentive Liabilities” defined as the aggregate of Borrower’s obligations with respect to (A) workers’ compensation claims liabilities, and (B) safety incentive liabilities, in each case as the assets described in clauses (i)(A) and (B) and as the liabilities described in clauses (ii)(A) and (B) are required to be reflected in Borrower’s annual audited consolidated financial statements and quarterly unaudited consolidated financial statements, consistent with past practices.

(c)       Worker’s Compensation Claims Liabilities on Borrower’s 10-Q and 10-K filings with the SEC not less than the estimate of required reserves for all states combined, as reflected in the third party actuarial report of the same date.

If at any time any change in generally accepted accounting principles would affect the computation of any covenant (including the computation of any financial covenant) and/or pricing grid set forth in this Agreement or any other Loan Document, Borrower and Bank shall negotiate in good faith to amend such covenant and/or pricing grid to preserve the original intent in light of such change; provided, that, until so amended, (i) such covenant and/or pricing grid shall continue to be computed in accordance with the application of generally accepted accounting principles prior to such change and (ii) Borrower shall provide to Bank a written reconciliation in form and substance reasonably satisfactory to Bank, between calculations of such covenant and/or pricing grid made before and after giving effect to such change in generally accepted accounting principles.

SECTION 4.10.           NOTICE TO BANK. Promptly (but in no event more than five (5) days after the occurrence of each such event or matter) give written notice to Bank in reasonable detail of: (a) the occurrence of any Event of Default, or any condition, event or act which with the giving of notice or the passage of time or both would constitute an Event of Default; (b) any change in the name or the organizational structure of Borrower; (c) the occurrence and nature of any Reportable Event or Prohibited Transaction, each as defined in ERISA, or any funding deficiency with respect to any Plan; or (d) any termination or cancellation of any insurance policy which Borrower is required to maintain, or any uninsured or partially uninsured loss through liability or property damage, or through fire, theft or any other cause affecting Borrower’s property in excess of an aggregate of $1,000,000.

SECTION 4.11.           MAINTENANCE OF AICE POLICIES. For so long as the Chubb Letter of Credit remains outstanding: (a) maintain in full force and effect, and pay all premiums and other amounts due with respect to, all policies of insurance with AICE outstanding as of June 20, 2018, regarding the satisfaction of Borrower’s worker’s compensation obligations (the “AICE Policies”); and (b) in the event any of the AICE Policies are terminated or cancelled for any reason, promptly cause all premiums, deductibles or other amounts refunded therefrom and all premiums, deductibles or other amounts that would have been paid to AICE for the AICE Policies (had such policies continued in force) to be deposited into a Wells Fargo Collateral Account.

SECTION 4.12.           MAINTENANCE OF ACE INSURANCE POLICIES. For so long as the Chubb Letter of Credit remains outstanding: (a) maintain in full force and effect, and pay all premiums and other amounts due with respect to, all policies of insurance with ACE Insurance for policy years 2018 and thereafter with respect to the satisfaction of Borrower’s worker’s compensation obligations (the “Chubb Policies”); and (b) in the event any of the Chubb Policies are terminated or cancelled for any reason, promptly deposit funds into a Wells Fargo Collateral Account to fully collateralize the Chubb Letter of Credit.

SECTION 4.13.           DEPOSIT ACCOUNTS. Maintain Borrower’s principal deposit account and other traditional banking relationships with Bank for the duration of this Agreement.

SECTION 4.14.           COLLATERAL AUDITS. Permit Bank to audit all Borrower’s collateral required hereunder, with such audits to be performed from time to time at Bank’s option by collateral examiners acceptable to Bank and in scope and content satisfactory to Bank, and with all Bank’s costs and expenses of each audit to be reimbursed in full by Borrower. Bank shall not be required to share the results of the audit(s) with Borrower or any third party.”

6.           The following are hereby added to the Credit Agreement as new Sections 4.15, 4.16 and 4.17:

“SECTION 4.15.           SURETY BOND AND NON-REINSURANCE TRUST ACCOUNT VALUE. For so long as the Chubb Letter of Credit remains outstanding, make a good faith effort to maintain one or more surety bonds for policy year 2018 or later in favor of ACE Insurance in an aggregate amount not less than $30,000,000.00, unless any reduction in such limit is accompanied with a corresponding dollar-for-dollar reduction of the face amount of the Chubb Letter of Credit.

SECTION 4.16.           CHUBB COLLATERAL AND PAYMENT AGREEMENT. Include a provision, in form and substance satisfactory to Bank in its discretion, in the collateral and payment agreement between Borrower and ACE Insurance (the “Chubb Collateral and Payment Agreement”) that acknowledges the Chubb Letter of Credit is for policy years starting July 1, 2018, or later.

SECTION 4.17.           CHUBB PAYMENTS. Make the payments on the dates and in the amounts required by the (a) Chubb Collateral and Payment Agreement and any Addendum thereto (including the amounts shown on the Payment Schedule as Incremental Cash Due Incl. Surcharge) and (b) any Notice of Election.”

7.           The following are hereby added to the Credit Agreement as new Sections 5.8, 5.9 and 5.10:

“SECTION 5.8.           DIVIDENDS, DISTRIBUTIONS. Declare or pay any dividend or distribution either in cash, stock or any other property on Borrower’s stock now or hereafter outstanding, nor redeem, retire, repurchase or otherwise acquire any shares of any class of Borrower’s stock now or hereafter outstanding. Notwithstanding the foregoing, so long as, after giving effect to such dividend or distribution, no Event of Default would exist, Borrower may pay quarterly cash dividends or distributions to its holders of its common stock in an amount not to exceed $0.25 per share in the aggregate in any fiscal quarter (the “Permitted Dividend Amount”); provided, however, that in the event Borrower, after the date hereof, issues additional shares of its common stock, subdivides its common stock, by split-up or otherwise, or combines its common stock, or issues additional common stock as a dividend, then the Permitted Dividend Amount shall be subject to adjustment as determined by Bank, in its sole discretion, to give proportional effect to such event. Commencing June 30, 2019, the Permitted Dividend Amount can increase by 10% per share per year, from the prior fiscal year.

SECTION 5.9.           FUNDS FOR NON-REINSURANCE TRUST ACCOUNT. Deposit or cause or permit to be deposited into the Non-Reinsurance Trust Account amounts other than those owed to ACE Insurance pursuant to Section 4.17.

SECTION 5.10.           CHUBB COLLATERAL AND PAYMENT AGREEMENT AMENDMENT. Amend the Chubb Collateral and Payment Agreement except for any Addendum or Notice of Election for policy years after 2018.”

8.           Sections 6.1(c) and 6.1(k) are hereby amended and restated in their entirety to read as follows, respectively:

“(c)           Any default in the performance of or compliance with any obligation, agreement or other provision contained herein or in any other Loan Document (other than those specifically described as an “Event of Default” in this section 6.1), and with respect to any such default that by its nature can be cured, such default shall continue for a period of twenty (20) days from (i) its occurrence, or (ii) solely with respect to Borrower’s information reporting obligations under Section 4.3(f) or Section 4.3(g), Bank’s giving of notice to Borrower of the occurrence thereof; provided that an Event of Default as defined in the Letter of Credit Agreement shall be an immediate Event of Default hereunder, without an opportunity to cure.”

“(k)           Borrower shall become legally obligated to pay obligations, penalties, fines or other amounts pursuant to SEC enforcement actions or final, non-appealable judgments in one or more shareholder lawsuits (or pursuant to settlement of any such actions or lawsuits) that in an aggregate exceed by more than 100% the estimate provided by Borrower to Bank in writing on June 20, 2018, of all such foregoing liabilities.”

9.           The following are hereby added to the Credit Agreement as new Sections 6.1(l) and (m):

“(l)           If ACE Insurance changes its loss reserve methodology or assumptions other than at the commencement of any policy year and such change would have a material adverse effect on Borrower or AICE.

(m)           Any default in the performance of or compliance with any obligation, agreement or other provision contained in the Non-Reinsurance Trust Agreement (even if such agreement is not yet effective), a Notice of Election, a Chubb Policy or in any other agreement with ACE Insurance, and with respect to any such default that by its nature can be cured, such default shall continue for a period of twenty (20) days from its occurrence.”

10.           The obligation of Bank to amend the terms and conditions of the Credit Agreement as provided herein, is subject to the fulfillment to Bank’s satisfaction or waiver of all of the following conditions by no later than June 21, 2018:

(a)           Documentation. Bank shall have received, in form and substance satisfactory to Bank, each of the following, duly executed:

(i)	This Amendment.
(ii)	Letter of Credit Application and Attachment.
(iii)	Amended and Restated Standby Letter of Credit Agreement.
(iv)	Legal Opinion of Borrower’s Counsel.
(v)	Legal Opinion of AICE’s Counsel.
(vi)	Amended and Restated Security Agreement: Business Assets.
(vii)	Third Party Security Agreement: Business Assets.
(viii)	Securities Account Control Agreements.
(ix)	Corporate Resolutions and Certificate of Incumbency: Borrower.
(x)	Corporate Resolutions and Certificate of Incumbency: Third Party.
(xi)	Name Affidavit.
(xii)	Such other documents as Bank may require under any other section of this Amendment.

(b)           Other Fees and Costs. In addition to Borrower’s obligations under the Credit Agreement and the other Loan Documents, Borrower shall have paid to Bank the full amount of all costs and expenses, including reasonable attorneys’ fees (including without limitation the allocated costs of Bank’s in-house counsel) expended or incurred by Bank in connection with the negotiation and preparation of this Amendment, for which Bank has made demand.

(c)           Interest and Principal. Interest and principal under the notes contemplated in the Credit Agreement have been paid current.

(d)           Confirmation of Regulatory Authority. Bank shall have received evidence, in form and substance satisfactory to Bank in its sole discretion, that Borrower and AICE have obtained (i) approval from the Department of Insurance of the State of Arizona of the transactions contemplated in this Amendment, or (ii) assurances, in form and substance satisfactory to Bank in its sole discretion, that such approval is not required under applicable law.

(e)           Non-Reinsurance Trust Related Documents. (i) Borrower shall have closed its deal with ACE Insurance to convert Borrower’s workers’ compensation insurance coverage methodology to one based on high deductible policies, as disclosed to and approved by Bank, and (ii) Bank shall have approved in its sole discretion and received executed copies of (A) the Non-Reinsurance Trust Agreement, (B) the Chubb Collateral and Payment Agreement, (C) the current Notice of Election, (D) the surety bond, (E) the CIP policy that will be issued by AICE to Borrower, and (F) any other documents, instruments, statements and agreements related to or executed or delivered in connection with any of the foregoing.

(f)           Credit Approval. Bank shall have received final credit approval for this Amendment in its sole and absolute discretion.

11.           Except as specifically provided herein, all terms and conditions of the Credit Agreement remain in full force and effect, without waiver or modification. All terms defined in the Credit Agreement shall have the same meaning when used in this Amendment. This Amendment and the Credit Agreement shall be read together, as one document.

12.           Borrower hereby remakes all representations and warranties contained in the Credit Agreement and reaffirms all covenants set forth therein. Borrower further certifies that as of the date of this Amendment there exists no Event of Default as defined in the Credit Agreement, nor any condition, act or event which with the giving of notice or the passage of time or both would constitute any such Event of Default.

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UNDER OREGON LAW, MOST AGREEMENTS, PROMISES AND COMMITMENTS MADE BY BANK CONCERNING LOANS AND OTHER CREDIT EXTENSIONS WHICH ARE NOT FOR PERSONAL, FAMILY OR HOUSEHOLD PURPOSES OR SECURED SOLELY BY THE BORROWER’S RESIDENCE MUST BE IN WRITING, EXPRESS CONSIDERATION AND BE SIGNED BY BANK TO BE ENFORCEABLE.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed as of the day and year first written above.

BARRETT BUSINESS SERVICES, INC.		WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Gary Edwards Kramer, Jr.	By:	/s/ Julie R. Wilson
Name:	Gary Edwards Kramer, Jr.	Name:	Julie R. Wilson
Title:	Chief Financial Officer	Title:	Senior Vice President